

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 23, 2007

Mr. Hua Yang
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central Hong Kong

> **Re: CNOOC Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 001-14966**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Business Overview, page 25

Selected Operating and Reserves Data, page 30

1.	We note your tabular disclosure of an annual reserves replacement ratio. Please expand your discussion to address each of the following, without limitation.

- Describe how the measure is calculated and indicate whether the information used to calculate this measure is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of FAS 69.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). Indicate whether or not the measure was calculated using:

    o	non-proved reserve quantities, or,

    o	proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

- Identify the reasons why proved reserves were added.

    o	The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

Controls and Procedures, page 121

2.   You disclose that your officers have concluded that your "... disclosure controls
        and procedures were effective to ensure that material information relating to
        CNOOC Limited and its consolidated subsidiaries as required to be disclosed in
        our reports filed or submitted under the Exchange Act is recorded, processed,
        summarized and reported as and when required." Item 15(a) of Form 20-F
        requires you to disclose your officer's conclusions regarding the effectiveness of
        your disclosure controls and procedures as that term is defined in Rule 13a-15(e)
        of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive
        than that included in your disclosure. Specifically, the term disclosure controls
        and procedures also "…include, without limitation, controls and procedures
        designed to ensure that information required to be disclosed by an issuer in the
        reports that it files or submits under the Act is accumulated and communicated to
        the issuer's management, including its principal executive and principal financial
        officers, or persons performing similar functions, as appropriate to allow timely
        decisions regarding required disclosure." Your officer's conclusion does not state
        whether your disclosure controls and procedures are effective at accomplishing
        these items. Please revise your officer's conclusion to state whether your
        disclosure controls and procedures are effective at accomplishing all of the items
        included within the definition of disclosure controls and procedures as defined in
        Rule 13a-15(e) of the Exchange Act.

Note 3. Summary of Significant Accounting Policies, page F-16

(i) Oil and gas properties (cont'd), page F-19

3.   We note your disclosure explaining that you have not factored-in any market-risk
        premiums in your estimates of asset retirement obligations. We note that you
        indicate that "no reliable estimates can be made by the Company." As such,
        please tell us how your estimates of future dismantlement costs for oil and gas
        properties represent the fair value of the liability as contemplated by FAS 143 for
        US GAAP.

Note 17. Intangible Assets, page F-45

4.   We note the inclusion of the line item Reclassification from property, plant and equipment (note 16) for both 2005 and 2006. Please disclose the reason for this reclassification from property, plant and equipment to intangible assets.

Note 38. Significant Differences Between Hong Kong GAAP and US GAAP, page F-73

5.   We note your statement that "For the year ended December 31, 2006, an impairment of approximately RMB252,357,000 was recognized under Hong Kong GAAP and no impairment was recognized under US GAAP." Please expand your disclosure to explain the reason for this difference in impairment recognition between the two accounting principles.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief